Exhibit 3.1
RESTATED ARTICLES OF ORGANIZATION OF
ROGERS CORPORATION
(a Massachusetts corporation)
as amended through December 16, 2003

1.	The name by which the corporation shall be known is:
Rogers Corporation

2.	The purposes for which the corporation is formed are as follows:
To manufacture, buy, sell and otherwise deal in and conduct research with respect to electrical insulation, plastics molding materials, breathable plastics, circuitry, precision rubber products, gasket materials, other fiber-polymer materials or products and similar commodities, and to carry on any business permitted by the laws of Massachusetts to a corporation organized under Chapter 156B.

3.	The total number of shares and the par value, if any, of each class of stock which the corporation is authorized to issue is as follows:

With Par Value
Class of Stock	Without Par Value Number of Shares	Number of Shares	Par Value

Common:
Capital	None	50,000,000 $1.00

Preferred:	None

4.
If more than one class is authorized, a description of each of the different classes of stock with, if any, the preferences, voting powers, qualifications, special or relative rights or privileges as to each class thereof and any series now established:

None

5.	The restrictions, if any, imposed by the articles of organization upon the transfer of shares of stock of any class are as follows: None

6.
Other lawful provision, if any, for the conduct and regulation of the business and affairs of the corporation, for its voluntary dissolution, or for limiting, defining, or regulating the powers of the corporation, or of its directors or stockholders, or of any class of stockholders:

Meetings of the stockholders may be held at any place in the United States permitted by law.
If so provided in the By-Laws of the corporation, the directors may make, amend or repeal the By-Laws in whole or in part, except with respect to any provision thereof which by law, the Articles of Organization, the By-Laws, or any of them as from time to time amended, requires action by the stockholders. Any By-Law adopted by the directors may be amended or repealed by the stockholders.
The vote of two-thirds of each class of stock of the corporation outstanding and entitled to vote on the question shall be necessary for the approval of an agreement providing for the merger or consolidation of the corporation with or into another corporation, except for any merger or consolidation for which no stockholder vote is required by statute. If any such agreement would adversely affect the rights of any class of stock of the corporation, the vote of two-thirds of such class, voting separately, shall also be necessary to authorize such agreement. For this purpose any series of a class which is adversely affected in a manner different from other series of the same class shall, together with any other series of the same class adversely affected in the same manner, be treated as a separate class. None of the provisions set forth in this paragraph may be amended, altered or repealed in any respect except by vote of two-thirds of each class of stock outstanding and entitled to vote thereon.
To the fullest extent permitted by the Massachusetts Business Corporation Law, as it exists or may be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability. This provision shall not eliminate the liability of a director with respect to any act or omission that occurred prior to the date upon which this provision became effective.
No amendment to or repeal of this provision shall apply to, or have any effect on, the liability or alleged liability of any director of the Corporation that would otherwise be eliminated by this provision with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

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